Exhibit 3.8

LIMITED LIABILITY COMPANY AGREEMENT

OF

ETP RETAIL HOLDINGS, LLC

This LIMITED LIABILITY COMPANY AGREEMENT (the “Agreement”) of ETP Retail Holdings, LLC, a Delaware limited liability company (the “Company”), is effective as of June 1, 2014 (the “Effective Date”).

RECITALS

WHEREAS, the Company was formed as a limited liability company on May 29, 2014, as described below; and

WHEREAS, Sunoco, Inc. (R&M), a Pennsylvania corporation (“Sunoco R&M”), and Atlantic Refining and Marketing Corp, a Delaware corporation (“Atlantic Refining”), have agreed to contribute their respective interests in Sunoco, LLC, a Delaware limited liability company, and become Senior Preferred Members of the Company and La Grange Acquisition, L.P., a Delaware limited partnership (“La Grange”), has agreed to contribute 99% of its interest in ETC M-A Acquisition LLC, a Delaware limited liability company, and become a Junior Preferred Member of the Company.

NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth, the Members agree that the terms of this Agreement shall be as follows:

ARTICLE 1

ORGANIZATIONAL MATTERS

Section 1.1 Formation. The Company has been formed as a limited liability company pursuant to and in accordance with the Delaware Limited Liability Company Act, as it may be amended from time to time (the “Act”), by the filing of the Certificate of Formation of the Company (the “Certificate”) with the Secretary of State of the State of Delaware on November 19, 2013. The rights and obligations of the Members (as defined below) and the administration and termination of the Company shall be governed by this Agreement and the Act. In the event of any inconsistency between any terms and conditions contained in this Agreement and any non-mandatory provisions of the Act, the terms and conditions contained in this Agreement shall govern.

Section 1.2 Name. The name of the Company is “ETP Retail Holdings, LLC”.

Section 1.3 Members. La Grange, Sunoco R&M, and Atlantic Refining, shall be the members of the Company (the “Members”). The address of each of the Member is set forth on Annex 1 which is attached hereto and made a part hereof. Except as required by the Act, the Members shall have no liability for obligations or liabilities of the Company, solely by reason of being a member of the Company, unless such obligations or liabilities are expressly assumed by any such Member in writing.

Section 1.4 Registered Office and Agent. The registered office and registered agent of the Company in the State of Delaware shall be as the Company designates on its Certificate of Formation filed with the Secretary of State of the State of Delaware, as such Certificate may be amended from time to time. The Company may have such other offices as the Members may designate from time to time. The mailing address and principal business office of the Company shall be 3738 Oak Lawn Avenue, Dallas, Texas 75219.

Section 1.5 Purpose. The purpose of the Company is to engage in any and all lawful businesses or activities in which a limited liability company may be engaged under applicable law.

Section 1.6 Definitions. The terms set forth in Annex 2, when used in this Agreement, shall have the meanings ascribed to them in Annex 2 which is attached hereto and made a part hereof.

ARTICLE 2

MANAGEMENT

Section 2.1 Board of Managers. The Company shall be managed by a Board of Managers (the “Board”) and the Board shall be authorized to make all decisions and to take all actions it determines necessary, advisable or desirable relating to the business, affairs, investments, and properties of the Company including, without limitation, the formation of or investment in, such subsidiary or affiliate companies of the Company as it determines advisable or desirable. The Board of Managers shall be comprised of three (3) members. The Senior Preferred Members, collectively, shall have the right to appoint the members of the Board.

Section 2.2 Resignation; Removal; Vacancies. Any Board member may resign at any time by giving written notice to the Company, with a copy to each Member. The resignation of any Board member takes effect on receipt of notice by the Company or at any later time specified in the notice. Unless otherwise specified in the notice, the acceptance of the resignation is not necessary to make it effective. Any Board member may be removed or replaced with or without cause by the Member or Members who appointed the Board member. Any vacancy occurring for any reason in the number of Board members shall be filled by the Member or Members who originally appointed the Board member to fill the position now vacant.

Section 2.3 Regular Meetings. Regular meetings of the Board shall be held at such place or places, on such date or dates, and at such time or times as shall have been established by the Board and publicized among the Board members. A notice of each regular meeting shall not be required.

Section 2.4 Special Meetings. Special meetings of the Board may be called by one of the Board members then in office or by the chief executive officer, and shall be held at such place, on such date, and at such time as they shall fix. Notice of the place, date, and time of each such special meeting shall be given to each Board member who has not waived such notice, by mailing written notice not less than three (3) days before the meeting, or by delivering the same by any means not less than eighteen (18) hours before the meeting. Unless as otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

Section 2.5 Quorum. At any meeting of the Board, the presence of at least one Board member appointed by the Senior Preferred Members and at least one Board member appoint by the Junior Preferred Member shall constitute a quorum for all purposes. If a quorum shall fail to attend any meeting, the Board members present may adjourn the meeting to another place, date, or time, without further notice or waiver thereof.

Section 2.6 Participation in Meetings by Conference Telephone. Any Board member may participate in a meeting of the Board or any committee thereof by means of conference telephone or similar communications equipment, which enables all persons participating in the meeting to hear each other. Such participation shall constitute presence in person at such meeting.

Section 2.7 Consent to Action. Whenever the vote of the Board members at a meeting is required or permitted to be taken for any reason, the meeting and vote of Board members may be dispensed with, if all Board members who would have entitled to vote, if such meeting were held, shall consent in writing thereto.

Section 2.8 Required Vote. Except as otherwise required herein, the majority approval of the Board members shall be required for the determination of any matter coming before the Board for a vote.

Section 2.9 Compensation. Board members, as such, may receive reimbursement of reasonable expenses incurred by them in connection with the Company’s business; however, without the unanimous consent of the Members, Board members shall not be entitled to receive any fees or other compensation for their services as Board members.

Section 2.10 Officers. The Board may appoint officers at any time, to assist them in the performance of their duties. If deemed necessary by the Board, the officers of the Company may consist of one or more of a chairman and chief executive officer; a chief financial officer, a president; one or more vice presidents (who may be classified by their specific function); a secretary, a treasurer; one or more assistant secretaries and assistant treasurers; or any other officer deemed necessary by the Board. Any individual may hold any number of offices and may be a Member, a Board member, or an affiliate of a Member or Board member. The officers shall exercise such powers and perform such duties as shall be determined from time to time by the Board.

ARTICLE 3

CAPITAL CONTRIBUTIONS AND ALLOCATIONS

Section 3.1 Capital Contributions and Capital Accounts. Effective as of the date hereof, the Members have made initial Capital Contributions as set forth on Annex 1. The interests of the Members in the Company shall be represented by units. The initial number of units held by each Member is set forth on Annex 1 and shall equal the fair market value of the Capital Contribution of the Member as of the date hereof divided by 1,000. The Members may, from time to time, make additional Capital Contributions, but shall have no obligation to do so. A Capital Account shall be established and maintained for each Member in accordance with the definition of “Capital Account” herein.

Section 3.2 Allocations.

(a) Allocation of Net Operating Income. After giving effect to the special allocations set forth in Section 3.3, Net Operating Income for any Fiscal Year shall be allocated to the Members in the following order and priority:

(i) First, 100% to the Senior Preferred Members, Pro Rata, until each Senior Preferred Member has been allocated an amount equal to the excess, if any, of (i) the cumulative Senior Preferred Return distributed to the Senior Preferred Member in respect of the Fiscal Year and all prior Fiscal Years, over (ii) the cumulative Net Operating Income allocated to the Senior Preferred Member pursuant to this Section 3.2(a)(i) for all prior Fiscal Years;

(ii) Second, 100% to the Junior Preferred Member until the Junior Preferred Member has been allocated an amount equal to the excess, if any, of (a) the cumulative Junior Preferred Return distributed to the Junior Preferred Member in respect of the Fiscal Year and all prior Fiscal Years, over (b) the cumulative Net Operating Income allocated to the Junior Preferred Member pursuant to this Section 3.2(a)(ii) for all prior Fiscal Years;

(iii) Third, 100% to the Senior Preferred Members, Pro Rata, until each Senior Preferred Member has been allocated an amount equal to the excess, if any, of (a) the Net Operating Loss allocated to the Senior Preferred Member pursuant to Section 3.2(b)(iii) for all prior Fiscal Years, over (b) the cumulative Net Operating Income allocated to the Senior Preferred Member pursuant to this Section 3.2(a)(iii) for all prior Fiscal Years;

(iv) Fourth, 100% to the Junior Preferred Member until the Junior Preferred Member has been allocated an amount equal to the excess, if any, of (a) the Net Operating Loss allocated to the Junior Preferred Member pursuant to Section 3.2(b)(ii) for all prior Fiscal Years, over (b) the cumulative Net Profits allocated to the Junior Preferred Member pursuant to this Section 3.2(a)(iv) for all prior Fiscal Years;

(v) Fifth, the balance, if any, 5% to the Senior Preferred Members, Pro Rata, and 95% to the Junior Preferred Member.

(b) Allocation of Net Operating Loss. After giving effect to the special allocations set forth in Section 3.3, Net Operating Loss for any Fiscal Year shall be allocated to the Members in the following order and priority:

(i) First, 95% to the Junior Preferred Member and 5% to the Senior Preferred Members, Pro Rata, in an amount equal to the excess, if any, of (a) the aggregate amount of Net Operating Income allocated pursuant to Section 3.3(a)(v) for all prior Fiscal Years, over (b) the cumulative Net Operating Loss allocated to the Members pursuant to this Section 3.3(b)(i) for all prior Fiscal Years;

(ii) Second, 100% to the Junior Preferred Member until the Capital Account of the Junior Preferred Member has been reduced to zero; and

(iii) Third, the balance, if any, 100% to the Senior Preferred Members, Pro Rata.

Section 3.3 Special Allocations. Notwithstanding the foregoing provisions of this Article 3, the following special allocations shall be made in the following order of priority:

(a) Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations Section 1.704-2(f), notwithstanding any other provision of this Article 3, if there is a net decrease in Company Minimum Gain during any Fiscal Year, each Member will be allocated items of Company income and gain for the Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to the Member’s share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence will be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-20)(2). This Section 3.3(a) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(f) and will be interpreted consistently therewith.

(b) Member Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), notwithstanding any other provision of this Article 3, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Fiscal Year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to that Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(5), will be allocated items of Company income and gain for the Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to the Member’s share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to the Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence will be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated will be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-20)(2). This Section 3.3(b) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(i)(4) and will be interpreted consistently therewith.

(c) Qualified Income Offset. In the event that any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations Sections 1.704-1 (b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) or 1.704-1 (b)(2)(ii)(d)(6), items of Company income and gain will be allocated to the Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Adjusted Capital Account Deficit of the Member as quickly as possible; provided that an allocation pursuant to this Section 3.3(c) will be made only if and to the extent that the Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Section 8 have been tentatively made as if this Section 3.3(c) were not in this Agreement.

(d) Gross Income Allocation. In the event that any Member has an Adjusted Capital Account Deficit at the end of any Fiscal Year, each such Member shall be allocated items of Company income and gain in the amount of the deficit as quickly as possible; provided that an allocation pursuant to this Section 3.3(d) will be made only if and to the extent that the Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article 3 have been tentatively made as if Section 3.3(c) and this Section 3.3(d) were not in this Agreement.

(e) Nonrecourse Deductions. Nonrecourse Deductions for any Fiscal Year will be allocated 5% to the Senior Preferred Members, Pro Rata, and 95% to the Junior Preferred Member.

(f) Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any Fiscal Year will be allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which the Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i)(l).

(g) Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset, pursuant to Code Section 734(b) (including pursuant to Treasury Regulations Section 1.734-2(b)(l)) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of the Member’s interest in the Company, the amount of the adjustment to Capital Accounts will be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis) and the gain or loss will be allocated to the Members in proportion to their interests in the Company in the event Treasury Regulations Section 1.704-1 (b)(2)(iv)(m)(2) applies, or to the Member to whom the distribution was made in the event Treasury Regulations Section 1.704-1 (b)(2)(iv)(m)(4) applies.

(h) Depreciation. Depreciation will be allocated 100% to the Junior Preferred Member.

(i) Gains from Disposition or Revaluation of Assets. Prior to the Liquidation Date, in the event that, in any Fiscal Year, the Company realizes, or is deemed to realize, Gain from the Disposition or adjustment to the Gross Asset Value of any asset of the Company, the Gain will be allocated as follows:

(i) First, 100% to the Senior Preferred Members, Pro Rata, until each Senior Preferred Member has been allocated an amount equal to the excess, if any, of (a) the cumulative amount of Loss allocated to the Senior Preferred Member pursuant to Section 3.3(j)

for the current and all prior Fiscal Years, over (b) the cumulative amount of Gain, if any, allocated to the Senior Preferred Member pursuant to this Section 3.3(i)(i) for all prior Fiscal Years;

(ii) Second, 100% to the Junior Preferred Member until the Junior Preferred Member has been allocated an amount equal to the excess, if any, of (a) the sum of (x) the cumulative amount of Depreciation allocated to the Junior Preferred member pursuant to Section 3.3(h) for the current and all prior Fiscal Years plus (y) the cumulative amount of Loss allocated to the Junior Preferred Member pursuant to Section 3.3(j) for the current and all prior Fiscal Years, over (b) the cumulative amount of Gain, if any, allocated to the Junior Preferred Member pursuant to this Section 3.3(i)(ii) for all prior Fiscal Years; and

(iii) Third, the balance, if any, 5% to the Senior Preferred Members, Pro Rata, and 95% to the Junior Preferred Member.

(j) Loss from Dispositions or Revaluations of Assets. Prior to the Liquidation Date, in the event that, in any Fiscal Year, the Company realizes, or is deemed to realize, Loss from the Disposition or adjustment to the Gross Asset Value of any asset of the Company, the Loss will be allocated as follows:

(i) First, 5% to the Senior Preferred Members, Pro Rata, and 95% to the Junior Preferred Member until the Capital Account of any Member is reduced to zero; and

(ii) Second, 100% to any Members with positive Capital Accounts, pro rata in proportion to their respective positive Capital Accounts.

(k) Regulatory Allocations. The allocations set forth in Sections 3.3(a) through 3.3(g) (the “Regulatory Allocations”) are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, the Regulatory Allocations will be offset either with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section 3.3(k). Therefore, notwithstanding any other provision of this Article 3 (other than the Regulatory Allocations), special allocations of Company income, gain, loss, or deduction will be made so that, after the offsetting allocations are made, each Member’s Capital Account balance is, to the extent possible, equal to the Capital Account balance the Member would have had if the Regulatory Allocations were not part of this Agreement and all Company items were allocated pursuant to Article 3 (other than the Regulatory Allocations). In exercising its discretion under this Section 3.3(k), the Board will take into account future Regulatory Allocations under Sections 3.3(a) and 3.3(b) that, although not yet made, are likely to offset other Regulatory Allocations previously made under Sections 3.3(e) and 3.3(f).

Section 3.4 Other Allocation Rules.

(a) Net Operating Income, Net Operating Loss, and any other items of income, gain, loss, or deduction will be allocated to the Members pursuant to this Article 3 as of the last day of each Fiscal Year; provided that Net Operating Income, Net Operating Loss, and such other items shall also be allocated at such times as the Gross Asset Values of the Company’s assets are adjusted pursuant to subparagraph (b) of the definition of “Gross Asset Value”.

(b) For purposes of determining the Net Operating Income, Net Operating Loss, or any other items allocable to any period, Net Operating Income, Net Operating Loss and any such other items will be determined on a daily, monthly, or other basis, as determined by the Board using any permissible method under Code Section 706 and the Treasury Regulations thereunder.

Section 3.5 Tax Allocations; Code Section 704(c).

(a) In accordance with Code Section 704(c) and the Treasury Regulations thereunder, income, gain, loss, and deduction with respect to any asset contributed to the capital of the Company will, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of the asset to the Company for federal income tax purposes and its initial Gross Asset Value (computed in accordance with the definition of “Gross Asset Value”) using the “remedial allocation method” described in Treasury Regulations Section 1.704-3(d).

(b) In the event the Gross Asset Value of any Company asset is adjusted pursuant to subparagraph (b) of the definition of Gross Asset Value, subsequent allocations of income, gain, loss, and deduction with respect to the asset will take account of any variation between the adjusted basis of the asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Treasury Regulations thereunder applying the “remedial allocation method” described in Treasury Regulations Section 1.704-3(d).

(c) Any elections or other decisions relating to allocations described in this Section 3.5 shall be made by the Board in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 3.5 are solely for purposes of federal, state, and local taxes and will not affect, or in any way be taken into account in computing, any Member’s Capital Account or share of Net Operating Income, Net Operating Loss, other items, or distributions pursuant to any provision of this Agreement.

ARTICLE 4

DISTRIBUTIONS

Section 4.1 Cash Available for Distribution. Except as otherwise provided in Section 7.2, on the last business day of each Fiscal Quarter beginning on the Effective Date (each such date, a “Distribution Date”), cash shall be distributed to the Members in the following order and priority:

(a) First, 100% to the Senior Preferred Members, Pro Rata, in an amount equal to the excess, if any, of (i) the cumulative Senior Preferred Return from the Closing Date through such Distribution Date, over (ii) all prior distributions to the Senior Preferred Members pursuant to this Section 4.1(a);

(b) Second, 100% to the Junior Preferred Member in an amount equal to the excess, if any, of (i) the cumulative Junior Preferred Return from the Closing Date through such Distribution Date, over (ii) all prior distributions to the Junior Preferred Member pursuant to this Section 4.1(b); and

(c) Third, the balance, if any, 5% to the Senior Preferred Members, Pro Rata and 95% to the Junior Preferred Member.

Section 4.2 Withholding. The Company may withhold distributions or portions thereof if it is required to do so by any applicable rule, regulation, or law, and each Member hereby authorizes the Company to withhold from or pay on behalf of or with respect to such Member any amount of federal, state, local or foreign taxes that the Board determines that the Company is required to withhold or pay with respect to any amount distributable or allocable to such Member pursuant to this Agreement. Any amount paid on behalf of or with respect to a Member pursuant to this Section 4.2 shall be treated as having been distributed to such Member as an advance against the next distributions that would otherwise be made to such Member, and such amount shall be satisfied by offset from such next distributions. Each Member will furnish the Board with such information as may reasonably be requested by the Board from time to time to determine whether withholding is required, and each Member will promptly notify the Board if such Member determines at any time that it is subject to withholding.

Section 4.3 Limitation on Distributions. Notwithstanding anything in this Agreement to the contrary, the Company will make no distributions that are prohibited by the Delaware Act.

ARTICLE 5

INDEMNIFICATION

Section 5.1 Indemnification.

(a) To the fullest extent permitted by law, the Members, any member of the Board and each Named Officer (individually, an “Indemnitee”) shall be indemnified, held harmless and defended by the Company from and against any and all losses, claims, damages, liabilities, whether joint or several, expenses (including legal fees and expenses), judgments, fines and other amounts paid in settlement, incurred or suffered by such Indemnitee, as a party or otherwise, in connection with any threatened, pending or completed claim, demand, action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal, arising out of or in connection with the business or the operation of the Company and by reason of the Indemnitee’s status as a Member, a member of the Board or Named Officer regardless of whether the Indemnitee continues to be a Member, a member of the Board or Named Officer of the Company at the time any such loss, claim, damage, liability or other expense is paid or incurred if (1) the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful, (2) the

Indemnitee’s conduct did not constitute intentional misconduct or a material breach of the terms of this Agreement and (3) the Indemnitee’s conduct did not involve a transaction from which a Member, a member of the Board or Named Officer derived an improper personal benefit. The termination of any action, suit or proceeding by judgment, order, settlement or upon a plea of nolo contendere, or its equivalent, shall not, of itself, create a presumption that the Indemnitee acted in a manner contrary to the standards specified in clauses (1), (2) or (3) of this Section.

(b) To the fullest extent permitted by law, expenses incurred by an Indemnitee in defending any claim, demand, action, suit or proceeding subject to this Section 5.1 shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Indemnitee to repay such amount unless it is determined that such Indemnitee is entitled to be indemnified therefor pursuant to this Section.

(c) The indemnification provided by this Section shall be in addition to any other rights to which any Indemnitee may be entitled under any other agreement, pursuant to a vote or determination by the Members, as a matter of law or otherwise, and shall inure to the benefit of the heirs, legal representatives, successors, assigns and administrators of the Indemnitee.

(d) Any indemnification under this Section shall be satisfied solely out of the assets of the Company and no Indemnitee shall have any recourse against any Member with respect to such indemnification.

(e) An Indemnitee shall not be denied indemnification in whole or in part under this Section merely because the Indemnitee had an interest in the transaction with respect to which the indemnification applies, if the transaction was not otherwise prohibited by the terms of this Agreement and the conduct of the Indemnitee satisfied the conditions set forth in Section 5.1(a).

(f) The Company may, but shall have no obligation to, purchase and maintain insurance covering any potential liability of the Indemnitees for any actions or omissions for which indemnification is permitted hereunder, including such types of insurance (including extended coverage liability and casualty and workers’ compensation) as would be customary for any person engaged in a similar business, and may name the Indemnitees as additional insured parties thereunder.

Section 5.2 Indemnification Procedures; Survival.

(a) Promptly after receipt by an Indemnitee of notice of the commencement of any action that may result in a claim for indemnification pursuant to Section 5.1, the Indemnitee shall notify the Company in writing within thirty (30) days thereafter; provided, however, that any omission so as to notify the Company will not relieve it of any liability for indemnification hereunder as to the particular item for which indemnification may then be sought (except to the extent that the failure to give notice shall have been materially prejudicial to the Company) nor from any other liability that it may have to any Indemnitee.

(b) An Indemnitee shall have the right to employ separate counsel in any action as to which indemnification may be sought under any provision of this Agreement and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnitee unless (1) the Company has agreed in writing to pay such fees and expenses, (2) the Company has failed to assume the defense thereof and employ counsel within a reasonable period of time after being given notice required above or (3) the Indemnitee shall have been advised by its counsel that representation of such Indemnitee and other parties by the same counsel would be inappropriate under applicable standards of professional conduct (whether or not such representation by the same counsel has been proposed) due to actual or potential differing interests between them. It is understood, however, that the Company shall, in connection with anyone such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of only one separate firm of attorneys at any time for all such Indemnitees having actual or potential differing interests with the Company, unless but only to the extent the Indemnitees have actual or potential differing interests with each other.

(c) The Company shall not be liable for any settlement of any such action effected without its written consent, but if settled with such written consent, or if there is a final judgment against the Indemnitee in any such action, the Company agrees to indemnify and hold harmless the Indemnitee to the extent provided above from and against any loss, claim, damage, liability or expense by reason of such settlement or judgment.

(d) The indemnification obligations set forth in Section 5.1 and this Section 5.2 shall survive the termination of this Agreement.

ARTICLE 6

TAX MATTERS

Section 6.1 Taxes.

(a) Reports. The Company shall deliver or cause to be delivered, by March 15 of each year, to each person who was a Member at any time during the previous year, all information reasonably necessary for the preparation of such person’s United States federal income tax returns and any state, local and foreign income tax returns which such person is required to file as a result of the Company being engaged in a trade or business within such state, local or foreign jurisdiction, including a statement showing such person’s share of income, gains, losses, deductions and credits for such year for United States federal income tax purposes (and, if applicable, state, local or foreign income tax purposes).

(b) Tax Matters. La Grange shall be designated and shall serve as the tax matters partner (as such term is defined in Code Section 6231(a)(7)) (the “Tax Matters Member”), to oversee or handle matters relating to the taxation of the Company, and as the Tax Matters Member, La Grange shall have the right and obligation to take all actions authorized and required, respectively, by the Code for the Tax Matters Member. The Tax Matters Member shall cause to be prepared and shall sign all returns of the Company, make any election which is available to the Company and monitor any governmental tax authority in any audit that the authority may conduct of the Company’s books and records or other documents. Each Member shall take all actions required to cause La Grange to be (and continue as) the Tax Matters Member and, if requested by the Tax Matters Member, to otherwise authorize and appoint the Tax Matters Member as that party with the sole authority to handle all tax matters of the Company. Each Member agrees to execute, certify, deliver, file and record at appropriate public offices or deliver to the Tax Matters Member such documents as may be requested by the Tax Matters Member to facilitate the handling of any tax matter as the Tax Matters Member deems necessary.

(c) Tax Partnership. It is the intent of the Members that the Company shall be characterized as “partnership” for federal and state income tax purposes. Neither the Company nor any Member shall make any election or take any other action inconsistent with such intent.

(d) Tax Elections. The Company shall make the following elections on the appropriate tax returns:

(i) to adopt the calendar year as the Company’s taxable year;

(ii) to adopt the accrual method of accounting;

(iii) to elect in a timely manner pursuant to Code Section 754 and pursuant to corresponding provisions of applicable state and local tax laws, an election under Code Section 754 and the Regulations promulgated thereunder to adjust the bases of the Company’s properties under Code Sections 734 and 743; and

(iv) any other election deemed appropriate by the Board and in the best interest of the Members.

ARTICLE 7

DISSOLUTION

Section 7.1 Dissolution. The Company shall dissolve and its business and affairs shall be wound up upon (i) the written consent of the Board, (ii) the sale, condemnation or disposition of all or substantially all of the Company’s assets and the receipt of all consideration therefor; (iii) the occurrence of an event causing there to be no members of the Company unless the Company is continued in accordance with the Act, or (iv) the entry of a decree of judicial dissolution under § 18-802 of the Act.

Section 7.2 Distributions upon Dissolution of the Company. Upon dissolution, the Company’s business will be wound up in an orderly manner and the affairs of the Company shall be liquidated forthwith. The assets of the Company shall be used first to payor provide for the payment of all of the debts of the Company, with the balance being distributed to the Members in accordance with their respective positive Capital Account balances after giving effect to all contributions, distributions and allocations for all periods. No Member will be obligated to contribute to the Company or to any other Member any deficit or negative balance that may exist from time to time in the Member’s Capital Account.

ARTICLE 8

MISCELLANEOUS

Section 8.1 Assignment. Each of the Members may assign in whole or in part its limited liability company interest in the Company.

Section 8.2 Admission of Additional Members. The Board may admit additional members in its discretion, and upon the admission of any additional member to the Company, each reference to the Members herein shall be deemed to include such additional member.

Section 8.3 Amendment. This Agreement may be amended or modified from time to time only by a written instrument executed by the Board.

Section 8.4 Ratification. All acts, filings and other steps taken by any authorized person on behalf of the Company in connection with the organization of the Company, including without limitation the execution and filing of the Certificate of Formation of the Company and the execution and filing of a Form SS-4 Application for Employer Identification Number with the Internal Revenue Service by any such person, are hereby authorized, affirmed, approved and ratified in all respects.

Section 8.5 No Third-Party Beneficiaries. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditor of the Company or by any creditor of the Members.

Section 8.6 Severability. Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity or legality of the remainder of this Agreement.

Section 8.7 Governing Law. This Agreement shall be construed in accordance with, and governed by, the laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date first written above.

LA GRANGE ACQUISITION, L.P.
By: LA GP, LLC, its general partner

By:

Name:
Title:

SUNOCO, INC. (R&M)

By:

Name:	Robert W. Owens
Title:	President and Chief Executive Officer

ATLANTIC REFINING AND MARKETING CORP.

By:

Name:	Robert W. Owens
Title:	President

Signature Page to the Limited Liability Company Agreement of ETP Retail Holdings, LLC

ANNEX 1

MEMBER	INITIAL CAPITAL CONTRIBUTION	UNITS

La Grange Acquisition, L.P.	99% of ETC M-A Acquisition LLC	542,448
3738 Oak Lawn Avenue
Dallas, Texas 75219

Sunoco, Inc. (R&M)	94.5% of Sunoco LLC	1,594,024
1735 Market Street

Philadelphia, PA 19103

Atlantic Refining and	5.5% of Sunoco LLC	93,653
Marketing Corp
1735 Market Street

Philadelphia, PA 19103

ANNEX 2

Definitions

“Adjusted Capital Account” means, with respect to any Member, the balance in the Member’s Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(a) Credit to the Capital Account any amounts which the Member is deemed obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(b) Debit to the Capital Account the items described in Treasury Regulations Sections 1.704-1 (b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6).

The foregoing definition of Adjusted Capital Account and the definition of “Adjusted Capital Account Deficit” below are each intended to comply with the provisions of Treasury Regulations Section 1.704-1 (b)(2)(ii)(d) and will be interpreted consistently therewith.

“Adjusted Capital Account Deficit” means, with respect to any Member, the deficit balance, if any, in the Member’s Adjusted Capital Account as of the end of the relevant Fiscal Year.

“Atlantic Refining” has the meaning set forth in the recitals of this Agreement

“Capital Account” means the capital account maintained for each Member on the Company’s books and records in accordance with the following provisions:

(a) To each Member’s Capital Account there shall be added (i) such Member’s Capital Contributions, (ii) such Member’s allocable share of Net Operating Income and any items in the nature of income or gain that are specially allocated to such Member pursuant to Section 3.3 and (iii) the amount of any Company liabilities assumed by such Member or which are secured by any property distributed to such Member;

(b) From each Member’s Capital Account there shall be subtracted (i) the amount of (A) cash and (B) the Gross Asset Value of any Company assets (other than cash) distributed to such Member pursuant to any provision of this Agreement, (ii) such Member’s allocable share of Net Operating Loss and any other items in the nature of expenses or losses that are specially allocated to such Member pursuant to Section 3.3 and (iii) liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company;

(c) In the event any membership interest is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred membership interest; and

(d) In determining the amount of any liability for purposes of subparagraphs (a) and (b) above, there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Regulations.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Sections 1.704-I(b) and 1.704-2 and shall be interpreted and applied in a manner consistent with such Regulations. In the event that the Board shall determine that it is prudent to modify the manner in which the Capital Accounts, or any additions thereto or subtractions therefrom, are computed in order to comply with such Regulations, the Board may make such modification, provided that it is not likely to have a material effect on the amounts distributable to any Member pursuant to Section 0 hereof upon the dissolution of the Company.

“Capital Contribution” means, with respect to any Member, the total amount of cash and the initial Gross Asset Value of property (other than cash) contributed to the capital of the Company by such Member, whether as an initial Capital Contribution or as an additional Capital Contribution.

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time. All references herein to sections of the Code shall include any corresponding provision or provisions of succeeding law.

“Company Minimum Gain” has the meaning set forth in Regulations Sections 1.704-2(b)(2) and 1.704-2(d)(l) for the phrase “partnership minimum gain.”

“Depreciation” means, for each fiscal year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for such fiscal year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such fiscal year or other period, Depreciation shall be an amount that bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction for such fiscal year or other period bears to such beginning adjusted tax basis; provided, however, that if the federal income tax depreciation, amortization or other cost recovery deduction for such fiscal year or other period is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Board.

“Disposition” means the sale, exchange, extinguishment, cancellation, retirement, repayment, redemption, termination, lapse, transfer or other similar disposition of all or any portion of the Company’s assets, including with respect to any asset that is repaid, redeemed or otherwise retired in whole or in part in accordance with its terms, any payment of principal, other invested capital and capital appreciation with respect thereto: provided that “Disposition” shall not include any tax-free exchange under the Code.

“Distribution Date” has the meaning set forth in Section 4.1.

“Effective Date” has the meaning set forth in the introduction to this Agreement.

“Fiscal Quarter” means (i) the period commencing on (and including) the Effective Date and ending on (and including) June 30, 2014, (ii) any subsequent three-month period commencing on (and including) any January 1, April 1, July 1, or October 1 and ending on (and including) the last day in March, June, September, and December, respectively, and (iii) in the case of the final Fiscal Quarter, the period commencing on (and including) the day after the last day of the prior Fiscal Quarter and ending on (and including) the date on which all assets of the Company are distributed to the Members pursuant to Section 6.2.

“Fiscal Year” means (i) the period commencing on the Effective Date and ending on December 31, 2014, (ii) any subsequent twelve-month period commencing on January 1 and ending on December 31, and (iii) the period commencing on the immediately preceding January 1 and ending on the date on which all assets of the Company are distributed to the Members pursuant to Section 6.2.

“Gain” and “Loss” mean, for each Fiscal Year, an amount equal to the Company’s items of taxable gain or loss from the Disposition of Company assets for the Fiscal Year, determined in accordance with Code Section 703(a)(1) and including items required to be separately stated, with the following adjustments:

(a) in the event the Gross Asset Value of any Company asset is adjusted in accordance with paragraph (b) or paragraph (c) of the definition of “Gross Asset Value,” the amount of the adjustment will be taken into account as gain (if the adjustment increases the Gross Asset Value of the Company asset) or loss (if the adjustment decreases the Gross Asset Value of the Company asset) from the Disposition of the asset;

(b) gain or loss resulting from any Disposition of a Company asset with respect to which gain or loss is recognized for federal income tax purposes will be computed by reference to the Gross Asset Value of the asset disposed of, notwithstanding that the adjusted tax basis of the asset differs from its Carrying Value;

(c) to the extent an adjustment to the adjusted tax basis of any asset pursuant to Code Section 734(b) (including pursuant to Treasury Regulations Section 1.734-2(b)(i)) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Account balances as a result of a distribution other than in liquidation of a Member’s interest in the Company, the amount of the adjustment will be treated as an item of gain (if the adjustment increases the basis of the asset) or an item of loss (if the adjustment decreases the basis) from the Disposition of the asset; and

(d) the Gross Liability Value of each liability of the Company described in Treasury Regulations Section 1.752-7(b)(3)(i) will be adjusted at such times as are provided in this Agreement for an adjustment to the Gross Asset Values of the Company’s assets. The amount of any adjustment will be treated as an item of loss (if the adjustment increases the Gross Liability Value of the liability) or an item of gain (if the adjustment decreases the Gross Liability Value of the liability).

“Gross Asset Value” means, with respect to any asset, the asset’s adjusted basis for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset on the date of the contribution, as determined by the Board using such reasonable method of valuation as it may adopt;

(b) The Gross Asset Values of all items of asset will be adjusted to equal their respective gross fair market values as determined by the Board as of the following times: (i) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution, (ii) the distribution by the Company to a Member of more than a de minimis amount of asset as consideration for an interest in the Company, (iii) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g) (other than pursuant to Code Section 708(b)(1)(B)), or (iv) any other event to the extent determined by the Board to be necessary to properly reflect the Gross Asset Values in accordance with the standards set forth in Treasury Regulations Section 1.704-1 (b)(2)(iv)(q); provided, however, that adjustments pursuant to clause (i) and clause (ii) of this sentence shall be made only if the Board reasonably determine that the adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(c) The Gross Asset Value of any asset distributed to any Member will be adjusted to equal the gross fair market value of the asset on the date of distribution as determined by the Board; and

(d) The Gross Asset Value of each Company asset will be increased (or decreased) to reflect any adjustments to the adjusted basis of the asset pursuant to Code Sections 734(b) (including pursuant to Treasury Regulations Section 1.734-2(b)(1)), but only to the extent that the adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m) and subparagraph (c) of the definition of “Gain” and “Loss”; provided, however, that Gross Asset Values will not be adjusted pursuant to this subparagraph (d) to the extent that an adjustment pursuant to subparagraph (b) is required in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (d).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to subparagraph (a), (b), or (d), that Gross Asset Value will thereafter be adjusted by the Depreciation taken into account with respect to the asset, for purposes of computing Net Operating Income and Net Operating Loss.

“Gross Liability Value” means, with respect to any liability of the Company described in Treasury Regulations Section 1.752-7(b)(3)(i), the amount of cash that a willing assignor would pay to a willing assignee to assume the liability in an arm’s-length transaction.

“Junior Preferred Member” shall mean La Grange.

“Junior Preferred Return” means, with respect to the Junior Preferred Member, the return that will accrue during each Fiscal Quarter or portion thereof (computed using the actual number of days elapsed over a 360-day year) on the amount of the Junior Preferred Member’s Preferred Return Capital during the Fiscal Quarter, at a rate per annum equal to 9.0%.

“La Grange” has the meaning set forth in the recitals of this Agreement

“Member Nonrecourse Debt” has the meaning set forth in Regulations Section 1.704-2(b)(4) for the phrase “partner nonrecourse debt.”

“Member Nonrecourse Deductions” has the meaning set forth in Regulations Section 1.704-2(i) for the phrase “partner nonrecourse deductions.”

“Minimum Gain” means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Regulations Section 1.704-2(i).

“Net Operating Income” and “Net Operating Loss” mean, for each Fiscal Year, an amount equal to the Company’s items of taxable income or loss for the Fiscal Year, determined in accordance with Code Section 703(a)(1) and including items required to be separately stated, with the following adjustments:

(a) any income of the Company that is exempt from federal income tax and not otherwise taken into account as an item of Net Operating Income or Net Operating Loss pursuant to this definition will be added to taxable income or loss;

(b) any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account as an item of Net Operating Income or Net Operating Loss pursuant to this definition, will be subtracted from taxable income or loss;

(c) taxable gain or loss resulting from any Disposition of a Company asset will not be taken into account in determining Net Operating Income or Net Operating Loss;

(d) Depreciation, amortization and other cost recovery deductions taken into account in computing taxable income or loss will not be taken into account in determining Net Operating Income or Net Operating Loss; and

(e) any items allocated pursuant to Section 3.3 will not be considered III determining Net Operating Income and Net Operating Loss.

“Nonrecourse Deductions” has the meaning set forth in Regulations Sections 1.704-2(b)(1) and 1.704-2(c).

“Nonrecourse Liability” has the meaning set forth in Regulations Sections 1.704-2(b)(3) and 1.752-1(a)(2).

“Preferred Return Capital” means, with respect to any Member on a Distribution Date, the sum of (i) an amount equal to the product of (x) the number of units held by the Member times (y) $1,000, plus (ii) in the case of the Senior Preferred Members, the amount of any Senior Preferred Return, and the case of the Junior Preferred Member, the amount of any Junior Preferred Return, that accrued but was undistributed on a prior Distribution Date, until such accrued but undistributed amount is distributed by the Company to such Member.

“Pro Rata” means, with respect to the Senior Preferred Members, the relative percentage of the units held by each Senior Preferred Member as compared to the total number of units held by the Senior Preferred Members.

“Regulations” means the Income Tax Regulations promulgated under the Code, as may be amended from time to time (including corresponding provisions of successor regulations).

“Regulatory Allocations” has the meaning set forth in Section 3.3(k).

“Senior Preferred Members” shall mean Sunoco R&M and Atlantic Refining.

“Senior Preferred Return” means, with respect to any Senior Preferred Member, the return that will accrue during each Fiscal Quarter or portion thereof (computed using the actual number of days elapsed over a 360-day year) on the amount of the Senior Preferred Member’s Preferred Return Capital during the Fiscal Quarter, at a rate per annum equal to 7.5%.

“Sunoco R&M” has the meaning set forth in the recitals of this Agreement.

“Treasury Regulation” means the applicable Income Tax Regulations, including Temporary Regulations, promulgated under the Code. Any and all references herein to a specific provision of a Treasury Regulation shall be deemed to refer to any corresponding successor provision.